Exhibit (e)(5)

STRICTLY PRIVATE AND CONFIDENTIAL

VIA EMAIL

July 7, 2022

BBQ Holdings, Inc.

12701 Whitewater Drive, Suite 100

Minnetonka, MN 55343

Attention: Jeffery Crivello, Chief Executive Officer

Re: Acquisition of BBQ Holdings, Inc. (“BBQ Holdings” or the “Company”)

Dear Jeff:

We would like to thank you and your team for your collaboration over the course of the past several weeks. Over the past month, the BBQ Holdings team has been very responsive and helpful with respect to our due diligence workstream. The manner in which your team operates is a testament to the quality and culture of your Company and has further reinforced our desire to move forward with this opportunity.

Further to our non-binding proposal dated May 26, 2022 (attached in appendix hereto) and the work conducted to date, we are pleased to provide this Revised LOI (the “Revised LOI”) in connection with the acquisition by MTY Food Group Inc. (“MTY”) of the Company via a merger, with the ultimate intent of MTY or an affiliate of MTY owning all of the issued and outstanding shares of capital stock of BBQ Holdings (the “Proposed Transaction”).

The information herein outlines the key elements of our Revised LOI:

1.	Purchase Price

We are proposing a purchase price of US$17.25 per BBQ Holdings share on a fully-diluted basis (including outstanding stock options and restricted shares or units) payable in cash. This implies a premium of 65% based on the closing price of BBQ Holdings on the Nasdaq Stock Exchange on July 6, 2022, and a premium of 56% based on the 20-day VWAP of the BBQ Holdings shares on the Nasdaq as of July 6, 2022. The total equity value, calculated on a fully diluted basis as set forth below, shall not exceed $194 million:

Total Outstanding Shares (including granted, but unvested RSUs): 11,017,725

Value at $17.25 = $190,055,756

Unexercised options outstanding: 331,506

Intrinsic options value at a $7.12 avg. strike: $3,358,156

Estimated Total Equity Value at $17.25 = $193,413,912

2.	Financing

As per the non-binding proposal executed on May 26, 2022. MTY has a highly supportive banking syndicate, and we intend to finance the Proposed Transaction with debt. The Proposed Transaction would not be subject to any financing conditions.

3.	Due Diligence

The majority of our due diligence work has been completed to our satisfaction and the remaining elements are more confirmatory in nature. We have reviewed the contents uploaded to the virtual data room, analyzed the Company’s internal and publicly available financial statements, conducted numerous site visits to several different restaurant banners and, more recently, had the chance to meet with the entire BBQ Holdings leadership team for a management presentation. Our confirmatory due diligence will consist of reviewing the June monthly financial results (upon receipt) and completing our tax and legal due diligence.

4.	Approvals

This Revised LOI is being submitted following discussions with MTY’s Chairman & President, Mr. Stanley Ma, and the board of directors. The Proposed Transaction would not be subject to a MTY shareholder vote or any other form of approval.

As mentioned in our non-binding proposal executed on May 26, 2022, the Proposed Transaction would be subject requisite governmental or regulatory approvals and consents including, without limitation, under the Hart-Scott Rodino Antitrust Improvements Act of 1976. Given our current knowledge, we do not anticipate any issues or undue delays in completing the Proposed Transaction.

5.	Proposed Timetable

We anticipate completing our confirmatory due diligence in parallel of the definitive agreement negotiations. We understand that you will hire Kroll Inc. to provide a fairness opinion and are supportive of the initiative. We expect to be in a position to announce the Proposed Transaction during the week of August 1st, 2022 or earlier.

6.	Exclusivity

Upon execution of this Revised LOI, we propose that BBQ Holdings agree to extend the exclusivity period for an additional 30 calendar days (“Exclusivity Period”). During the Exclusivity Period, BBQ Holdings agrees not, directly or indirectly, through any officer, director, agent, affiliate, advisor, employee or otherwise, (i) solicit, initiate or encourage submission of any proposal or offer from any person, group or entity (other than MTY) relating to any acquisition of the BBQ Holdings shares or business of, or all or a material portion of the assets of BBQ Holdings, or other similar transaction or business combination involving the business of BBQ Holdings (“Alternative Transaction”) or (ii) enter into or participate in any discussions or negotiations with any person or group of persons other than MTY regarding an Alternative Transaction, other than to notify such person or group of persons that at such time the Company is contractually bound to forego any such discussions or negotiations. If, during the Exclusivity Period, BBQ Holdings is approached by another interested buyer regarding an Alternative Transaction through no action of its own, BBQ Holdings will promptly inform MTY of any such inquiry and the material terms thereof. Furthermore, and for greater certainty, BBQ Holdings shall, upon execution of this Proposal, cease any existing negotiations or discussions relating to an Alternative Transaction.

7.	Confidentiality

As per the non-binding proposal executed on May 26, 2022.

We would like to reiterate our enthusiasm about the prospect of combining with BBQ Holdings and that our due diligence has only confirmed our interest in the Proposed Transaction.

Yours very truly,

/s/ Eric Lefebvre
Eric Lefebvre Chief Executive Officer, MTY Food Group Inc.

The undersigned agrees with and accepts the terms of this Revised LOI as of the ____ day of July 2022.

BBQ HOLDINGS, INC.

/s/ Jeffery Crivello
Jeffery Crivello Chief Executive Officer